812 SAN ANTONIO STREET SUITE 600 AUSTIN, TEXAS 78701 TEL 512 • 583 • 5900 FAX 512 • 583 • 5940 LOWELL W. HARRISON DIRECT DIAL: 512.583.5905 EMAIL: lharrison@fkhpartners.com

April 25, 2019

Via EDGAR

Mr. Christopher Dunham

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Red River Bancshares, Inc.

Registration Statement on Form S-1

Filed April 10, 2019

File No. 333-230798

Dear Mr. Dunham:

On behalf of our client, Red River Bancshares, Inc. (the “Company”), we are submitting this letter in response to the comment received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 19, 2019 (the “Comment Letter”) with respect to the Company’s Registration Statement on Form S-1, which was filed with the Commission on April 10, 2019 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is submitting to the Commission a Pre-Effective Amendment No. 1 to the Registration Statement (“Amended Registration Statement”). For your reference, copies of this letter, along with both clean copies of the Amended Registration Statement and copies marked to show all changes from the Registration Statement, are being delivered to the Staff under separate cover. The changes reflected in the Amended Registration Statement include those made in response to the Staff’s comment and certain other changes that are intended to update and clarify certain information.

In this letter, we have recited the Staff’s comment that has been addressed in the Amended Registration Statement in bold type, and have followed the comment with the Company’s response. All references to page numbers and captions correspond to the Amended Registration Statement, unless otherwise noted.

Securities and Exchange Commission

April 25, 2019

Form S-1 Filed April 10, 2019

Index to Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

1. We have reviewed your response to Comment 1. Reference is made to the third sentence of the second paragraph under the title Basis for Opinion of the Report of Independent Registered Public Accounting Firm. Please revise the audit opinion pursuant to AS 3105: Departures from Unqualified Opinions and Other Reporting Circumstances paragraphs .59–.60 Management Reports on Internal Control Over Financial Reporting.

The referenced language appearing in the Report of Independent Registered Public Accounting Firm on page F-2 of the Amended Registration Statement has been revised to conform to AS 3105: Departures from Unqualified Opinions and Other Reporting Circumstances paragraphs .59–.60 Management Reports on Internal Control Over Financial Reporting.

Please do not hesitate to contact us if you have any questions concerning any aspect of the Amended Registration Statement or if we may be of further assistance. You can reach me directly at (512) 583-5905. We appreciate your prompt attention to this matter.

Very truly yours,

/s/ Lowell W. Harrison
Lowell W. Harrison

Enclosure

cc:	R. Blake Chatelain

Todd H. Eveson, Esq.

Jonathan A. Greene, Esq.

Stephanie E. Kalahurka, Esq.

Brent Standefer, Jr., Esq.